Exhibit 99.3

Qunar Announces Offering of American Depositary Shares

BEIJING, June 1, 2015 (GLOBE NEWSWIRE) — Qunar Cayman Islands Limited (NASDAQ: QUNR) (“Qunar” or the “Company”), China’s leading mobile and online travel platform, today announced the commencement of a registered public offering of its American Depositary Shares (the “ADSs”), each representing three Class B ordinary shares, par value US$0.001 per share (the “Ordinary Shares”), by the Company.

The Company is offering an aggregate of 8,000,000 ADSs, representing 24,000,000 Ordinary Shares, subject to market conditions.  The Company intends to grant to the underwriters a 30-day option to purchase up to an aggregate of 1,200,000 additional ADSs.  The Company intends to use a majority of the net proceeds for general corporate purposes, including the acquisition of new users. The Company also may use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, the Company has not yet entered into any agreements or commitments for any specific acquisitions at this time.

Goldman Sachs (Asia) L.L.C. is acting as book-running manager for the offering and BofA Merrill Lynch is acting as co-manager.

The ADSs will be issued pursuant to an effective registration statement filed with the Securities and Exchange Commission (the “SEC”) on Form F-3 and available on the SEC’s website at www.sec.gov. A preliminary prospectus supplement and accompanying prospectus related to the ADS offering have been filed with the SEC and will be available on the SEC’s website at www.sec.gov.

Copies of the preliminary prospectus supplement and the accompanying prospectus related to the offering may also be obtained from Goldman, Sachs & Co., 200 West Street, New York, NY 10282, Attention: Prospectus Department (telephone: 212-902-1171; e-mail: prospectus-ny@ny.email.gs.com).

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase, nor shall there be any sale of, any of the securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  The securities have not been and will not be registered under the applicable securities laws of any jurisdiction outside of the United States of America.

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, Qunar’s strategic and operational plans, contain forward-looking statements. Qunar may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qunar’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the online travel markets in China; the Company’s expectations regarding demand for and market acceptance of its products and services; its expectations regarding our relationships with users and travel service providers; its plans to invest in the technology platform; competition in our industry; fluctuations in general economic and business conditions in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our prospectus and other documents filed with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Qunar undertakes no duty to update such information, except as required under applicable law.

About Qunar

Qunar is China’s leading mobile and online travel platform. With a commitment to building a travel ecosystem serving the entire travel industry value chain, Qunar is evolving the way people travel in a world increasingly enabled by technology. Qunar addresses the needs of Chinese travelers and travel service providers by efficiently matching industry supply and demand through its proprietary technologies. By providing technology infrastructure for travel service providers on mobile and online platforms, Qunar integrates and offers the most comprehensive selection of travel products and the most convenient means to complete desired transactions for Chinese travelers.

Qunar means “where to go” in Mandarin Chinese.

For more information, please visit http://ir.qunar.com.

For investor inquiries, please contact:

Xiaolu Zhu

Investor Relations

Qunar Cayman Islands Limited

Tel: +86-10-5760-3609

Email: ir@qunar.com